UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 15, 2014

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated May 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: May 15, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FIRST QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow of $60.1 million in the first quarter of 2014, an increase of 12 percent from the first quarter of 2013.

•	Declared first quarter 2014 cash distribution of $0.6918 per unit.

•	In March 2014, Teekay LNG, through a new 50/50 joint venture, signed a letter of intent to provide six icebreaker LNG carriers for the Yamal LNG project.

•	In April 2014, the Exmar LPG joint venture took delivery of the first of 12 LPG carrier newbuildings.

•	Total liquidity of approximately $416 million as at March 31, 2014.

Hamilton, Bermuda, May 15, 2014 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2014. During the first quarter of 2014, the Partnership generated distributable cash flow(1) of $60.1 million, compared to $53.7 million in the same quarter of the previous year. The increase in distributable cash flow was primarily due to the Partnership’s February 2013 acquisition of a 50 percent interest in Exmar LPG BVBA (Exmar LPG), a liquefied petroleum gas (LPG) carrier joint venture with Exmar N.V. (Exmar), and the Partnership’s acquisition and charter-back of two liquefied natural gas (LNG) carriers from Awilco LNG ASA (Awilco) in September and November 2013. The increase was partially offset by reduced cash flow as a result of the sale of two 2000-built conventional tankers, the Tenerife Spirit and the Algeciras Spirit, in December 2013 and February 2014, respectively.

On April 9, 2014, the Partnership declared a cash distribution of $0.6918 per unit for the quarter ended March 31, 2014. The cash distribution was paid on May 9, 2014 to all unitholders of record on April 25, 2014.

“The Partnership’s portfolio of long-term fixed-rate contracts generated stable cash flows during the first quarter,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “With 100 percent of Teekay LNG’s on-the-water LNG carrier fleet operating under fixed-rate contracts with an average duration of 12 years, the Partnership is largely insulated from short-term shipping rate fluctuations and well-positioned for expected future growth. We expect short-term volatility in the LNG shipping market to continue through 2016, prior to the expected start-up of several new LNG liquefaction projects. During the next three years, Teekay LNG has only limited exposure to potential market weakness with charters for only two of the Partnership’s LNG carriers, both of which are 52 percent-owned, scheduled to expire during that period.”

“Our LPG carriers also continue to report stable results,” Mr. Evensen continued. “We are pleased to report that in early-April 2014, the Partnership’s Exmar LPG joint venture took delivery of the Waasmunster, the first of 12 mid-size LPG carrier newbuildings, marking a milestone in the LPG joint venture’s growth strategy.”

Mr. Evensen added, “Looking ahead, I am pleased to confirm that the Partnership, through a new 50/50 joint venture, signed a letter of intent to provide six icebreaker LNG carriers for the Yamal LNG project. The project, which is being developed by Novatek, Total, and CNPC, is currently scheduled for start-up in late-2017 and is expected to produce 16.5 million metric tons of LNG per annum. Upon finalization of the contracts, these six icebreaker LNG carriers will further complement Teekay LNG’s existing pipeline of growth projects scheduled to deliver between 2014 and 2018, which includes 11 LPG carrier newbuildings, through our Exmar LPG joint venture, and five MEGI LNG carrier newbuildings.”

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Recent Transactions

In late-March 2014, the Partnership, through a new 50/50 joint venture with a China-based liquefied natural gas (LNG) shipping company, signed a letter of intent to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60 percent), France-based Total (20 percent) and China-based China National Petroleum Corporation (CNPC) (20 percent), and will consist of three LNG trains for a total capacity of 16.5 million metric tons of LNG per annum, which is currently scheduled to start-up in late-2017. The LNG will be transported from Northern Russia to Europe and Asia. The new 50/50 joint venture is currently in the process of negotiating contract terms, including the shipbuilding contracts and related time-charters, and expects to finalize these agreements during 2014.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $41.8 million for the quarter ended March 31, 2014, compared to $39.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $3.6 million and increasing net income by $15.4 million for the three months ended March 31, 2014 and 2013, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $38.2 million and $54.4 million for the three months ended March 31, 2014 and 2013, respectively.

Adjusted net income attributable to the partners for the three months ended March 31, 2014 increased from the same period in the prior year, mainly due to the acquisitions of, and contributions by, the two Awilco LNG carriers in late-2013, and the acquisition of a 50 percent ownership interest in Exmar LPG in February 2013, which was partially offset by the sale of two 2000-built conventional tankers, the Tenerife Spirit and the Algeciras Spirit, in December 2013 and February 2014, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 3, 4 and 5 to the Summary Consolidated Statements of Income and Comprehensive Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	March 31, 2014			March 31, 2013
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	74,141	26,016	100,157	68,030	28,686	96,716
Vessel operating expenses	14,714	9,542	24,256	13,993	11,323	25,316
Depreciation and amortization	18,113	5,997	24,110	17,290	6,853	24,143
CFVO from consolidated vessels(ii)	58,565	12,869	71,434	51,937	13,633	65,570
CFVO from equity accounted vessels(iii)	48,140	—	48,140	41,999	—	41,999
Total CFVO(ii)	106,705	12,869	119,574	93,936	13,633	107,569

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended March 31, 2014 and 2013 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (Malt LNG Carriers); and the Partnership’s equity 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar, acquired in February 2013, which currently owns and charters-in 26 vessels in the LPG carrier segment, including 11 newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $58.6 million in the first quarter of 2014 from $51.9 million in the same quarter of the prior year. The increase was primarily the result of the delivery in late-2013 of two LNG carrier newbuildings acquired from Awilco, and was partially offset by 18 days of unscheduled off-hire due to repairs required for one of the Partnership’s LNG carriers during the first quarter of 2014.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment increased to $48.1 million in the first quarter of 2014 from $42.0 million in the same quarter of the prior year, primarily due to the acquisition of a 50 percent ownership interest in Exmar LPG in February 2013.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $12.9 million in the first quarter of 2014 from $13.6 million in the same quarter of the prior year, primarily due to the sale of two Suezmax conventional tankers, Tenerife Spirit and Algeciras Spirit, in December 2013 and February 2014, respectively, partially offset by $1.6 million in additional revenues from two of the Partnership’s Suezmax conventional tankers as result of higher spot tanker rates. The time-charter contract for these vessels currently includes a fixed component plus a variable component, which is based on the spot Suezmax tanker rates.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of May 1, 2014:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		5		34
LPG/Multigas Carrier Fleet	16	(ii)	4	(iii)	11	(iii)	31
Conventional Tanker Fleet	9		—		—		9

Total	54		4		16		74

(i)	The Partnership’s ownership interests in these vessels range from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity

As of March 31, 2014, the Partnership had total liquidity of $416.0 million (comprised of $94.8 million in cash and cash equivalents and $321.2 million in undrawn credit facilities).

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Availability of 2013 Annual Report

The Partnership filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 29, 2014. Copies of this report are available on Teekay LNG’s website, under “Financials – Annual Reports”, at www.teekaylng.com. Unitholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay LNG Partners Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 16, 2014 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 1662980.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting First Quarter 2014 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, May 23, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1662980.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s second largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 34 LNG carriers (including one LNG regasification unit and five newbuildings), 31 LPG/Multigas carriers (including four chartered-in LPG carriers and 11 newbuildings) and nine conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	101,490	104,858	97,107

OPERATING EXPENSES
Voyage expenses	1,333	869	391
Vessel operating expenses	24,256	25,164	25,316
Depreciation and amortization	24,110	24,145	24,143
General and administrative	6,408	5,438	5,469
Loan loss recovery(1)	—	(3,804)	—
Restructuring charge(2)	—	1,786	—

Total operating expenses	56,107	53,598	55,319

Income from vessel operations	45,383	51,260	41,788

OTHER ITEMS
Equity income(3)	20,373	28,602	26,424
Interest expense	(14,831)	(15,775)	(13,248)
Interest income	648	1,019	515
Realized and unrealized loss on derivative instruments(4)	(7,521)	(5,238)	(8,285)
Foreign exchange (loss) gain(5)	(779)	(5,188)	8,211
Other income – net	218	214	469

	(1,892)	3,634	14,086

Net income before tax expense	43,491	54,894	55,874
Income tax expense	(395)	(2,722)	(843)

Net income	43,096	52,172	55,031

Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments in equity accounted joint ventures net of amounts reclassified to equity income	(552)	1,680	—

Other comprehensive (loss) income	(552)	1,680	—

Comprehensive income	42,544	53,852	55,031

Non-controlling interest in net income	4,850	4,644	586
General Partner’s interest in net income	7,155	7,338	5,965
Limited partners’ interest in net income	31,091	40,190	48,480
Weighted-average number of common units outstanding:
• Basic	74,199,534	73,971,294	69,683,763
• Diluted	74,226,654	73,995,463	69,686,503
Total number of units outstanding at end of period	74,211,160	74,196,294	69,683,763

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(1)	In early-2012, Teekay BLT Corporation (Teekay Tangguh Joint Venture), in which the Partnership has a 69 percent ownership interest, advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as it was probable, at that time, that the carrying value of the loan was impaired. However, during the fourth quarter of 2013, as P.T. Berlian Laju Tanker had sufficiently restructured its business, the Teekay Tangguh Joint Venture reassessed the probability of collectability of this advance and reversed the loan loss provision previously recorded in September 2013. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million, of which $14.4 million was used to offset the total advances to its non-controlling shareholder and P.T. Berlian Laju Tanker.
(2)	Restructuring charge primarily relates to seafarer severance payments upon sale of two conventional tankers under capital lease.
(3)	Equity income includes unrealized gains on derivative instruments and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Equity income	20,373	28,602	26,424
Proportionate share of unrealized loss (gains) on derivative instruments	1,053	(5,798)	(4,599)
Proportionate share of ineffective portion of hedge accounted interest rate swap	—	514	—

Equity income excluding unrealized gains on derivative instruments and ineffective portion of hedge accounted interest rate swap	21,426	23,318	21,825

(4)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Realized (losses) gains relating to:
Interest rate swaps	(9,244)	(9,535)	(9,526)
Toledo Spirit time-charter derivative contract	—	641	—

	(9,244)	(8,894)	(9,526)

Unrealized gains (losses) relating to:
Interest rate swaps	4,023	2,556	(1,259)
Toledo Spirit time-charter derivative contract	(2,300)	1,100	2,500

	1,723	3,656	1,241

Total realized and unrealized losses on derivative instruments	(7,521)	(5,238)	(8,285)

(5)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange (loss) gain includes realized (losses) gains relating to the amounts the Partnership received (paid) to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Realized (losses) gains on cross-currency swaps	(365)	(216)	58
Unrealized gains (losses) on cross-currency swaps	3,917	(2,832)	(6,191)
Unrealized (losses) gains on revaluation of NOK bonds	(3,653)	2,512	5,923

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2014	2013
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	94,824	139,481
Accounts receivable	19,601	19,844
Prepaid expenses	7,478	5,756
Current portion of derivative assets	17,921	18,444
Current portion of net investments in direct financing leases	16,886	16,441
Current portion of advances to joint venture partner	—	14,364
Advances to affiliates	3,606	6,634

Total current assets	160,316	220,964

Restricted cash – long-term	498,208	497,298
Vessels and equipment
At cost, less accumulated depreciation	1,244,537	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation	535,700	571,692
Advances on newbuilding contracts	98,055	97,207

Total vessels and equipment	1,878,292	1,922,662

Investment in and advances to equity accounted joint ventures	691,804	671,789
Net investments in direct financing leases	679,013	683,254
Other assets	31,162	28,284
Derivative assets	84,241	62,867
Intangible assets – net	94,413	96,845
Goodwill – liquefied gas segment	35,631	35,631

Total assets	4,153,080	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	3,498	1,741
Accrued liabilities	43,615	45,796
Unearned revenue	12,819	15,455
Current portion of long-term debt	97,583	97,114
Current obligations under capital lease	93,613	31,668
Current portion of derivative liabilities	78,452	76,980
Advances from affiliates	25,154	19,270

Total current liabilities	354,734	288,024

Long-term debt	1,661,435	1,680,393
Long-term obligations under capital lease	472,990	566,661
Long-term unearned revenue	35,312	36,689
Other long-term liabilities	73,705	73,140
Derivative liabilities	147,628	130,903

Total liabilities	2,745,804	2,775,810

Equity
Limited partners	1,319,280	1,338,133
General Partner	52,143	52,526
Accumulated other comprehensive (loss) income	(421)	131

Partners’ equity	1,371,002	1,390,790
Non-controlling interest (1)	36,274	52,994

Total equity	1,407,276	1,443,784

Total liabilities and total equity	4,153,080	4,219,594

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, and a 1 percent equity interest in two LNG carriers chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2014	2013
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	43,096	55,031
Non-cash items:
Unrealized gain on derivative instruments	(1,723)	(1,241)
Depreciation and amortization	24,110	24,143
Unrealized foreign currency exchange loss (gain)	332	(9,016)
Equity income	(20,373)	(26,424)
Amortization of deferred debt issuance costs and other	285	672
Change in operating assets and liabilities	1,493	3,639
Expenditures for dry docking	(5,821)	(10,243)

Net operating cash flow	41,399	36,561

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	3,648	178,797
Scheduled repayments of long-term debt	(21,421)	(18,785)
Prepayments of long-term debt	(5,000)	(10,000)
Scheduled repayments of capital lease obligations	(1,779)	(2,592)
Advances to equity accounted joint ventures	—	(16,785)
Increase in restricted cash	(564)	(424)
Cash distributions paid	(58,895)	(52,972)
Novation of derivative liabilities	2,985	—
Dividends allocated to non-controlling interest	(7,206)	(144)

Net financing cash flow	(88,232)	77,095

INVESTING ACTIVITIES
Purchase of equity accounted investments	—	(136,841)
Receipts from direct financing leases	3,796	1,591
Expenditures for vessels and equipment	(1,620)	(1,001)

Net investing cash flow	2,176	(136,251)

Decrease in cash and cash equivalents	(44,657)	(22,595)
Cash and cash equivalents, beginning of the period	139,481	113,577

Cash and cash equivalents, end of the period	94,824	90,982

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31	March 31
	2014	2013
	(unaudited)	(unaudited)
Net income – GAAP basis	43,096	55,031
Less:
Net income attributable to non-controlling interest	(4,850)	(586)

Net income attributable to the partners	38,246	54,445
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses (gains) (1)	306	(8,048)
Unrealized gains from derivative instruments(2)	(1,723)	(1,241)
Unrealized losses (gains) from derivative instruments and other items from equity accounted investees(3)	2,019	(4,599)
Non-controlling interests’ share of items above(4)	2,954	(1,506)

Total adjustments	3,556	(15,394)

Adjusted net income attributable to the partners	41,802	39,051

(1)	Unrealized foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bond and excludes the realized gains (losses) relating to the cross currency swaps for the NOK bonds.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of a loss of $1.0 million on the sale of a vessel in Exmar LPG during the three months ended March 31, 2014.
(4)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, write down of vessels, adjustments for direct financing leases to a cash basis, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
Net income:	43,096	55,031
Add:
Depreciation and amortization	24,110	24,143
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance and capital expenditures	34,228	31,343
Unrealized foreign exchange loss (gain)	306	(8,048)
Distributions relating to equity financing of newbuildings	1,828	—
Direct finance lease payments received in excess of revenue recognized	3,886	1,584
Less:
Unrealized gain on derivatives and other non-cash items	(3,916)	(3,725)
Estimated maintenance capital expenditures	(19,432)	(16,399)
Equity income	(20,373)	(26,424)

Distributable Cash Flow before Non-controlling interest	63,733	57,505
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,604)	(3,840)

Distributable Cash Flow	60,129	53,665

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	74,964	26,526	101,490
Voyage expenses	823	510	1,333

Net voyage revenues	74,141	26,016	100,157

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	68,030	29,077	97,107
Voyage expenses	—	391	391

Net voyage revenues	68,030	28,686	96,716

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	74,141	26,016	100,157
Vessel operating expenses	14,714	9,542	24,256
Depreciation and amortization	18,113	5,997	24,110
General and administrative	4,748	1,660	6,408

Income from vessel operations	36,566	8,817	45,383

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	68,030	28,686	96,716
Vessel operating expenses	13,993	11,323	25,316
Depreciation and amortization	17,290	6,853	24,143
General and administrative	3,684	1,785	5,469

Income from vessel operations	33,063	8,725	41,788

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	36,566	8,817	45,383
Depreciation and amortization	18,113	5,997	24,110
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,886	—	3,886
Cash flow adjustment for two Suezmax tankers(1)	—	(1,667)	(1,667)

Cash flow from vessel operations from consolidated vessels	58,565	12,869	71,434

	Three Months Ended March 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	33,063	8,725	41,788
Depreciation and amortization	17,290	6,853	24,143
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	1,584	—	1,584
Cash flow adjustment for two Suezmax tankers(1)	—	(1,667)	(1,667)

Cash flow from vessel operations from consolidated vessels	51,937	13,633	65,570

(1)	The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. However, during this period, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and (c) loss on sale of vessel, and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Voyage revenues	147,941	68,475	127,152	57,962
Vessel and other operating expenses	44,773	20,896	32,684	15,237
Depreciation and amortization	21,918	11,111	18,418	9,396
Loss on sale of vessel	1,931	966	—	—

Income from vessel operations of equity accounted vessels	79,319	35,502	76,050	33,329

Interest expense – net	(20,302)	(9,452)	(15,517)	(6,885)
Realized and unrealized loss on derivative instruments	(17,133)	(5,825)	(1,094)	(360)
Other income – net	377	148	402	340

Other items	(37,058)	(15,129)	(16,209)	(6,905)

Net income / equity income of equity accounted vessels	42,261	20,373	59,841	26,424

Income from vessel operations	79,319	35,502	76,050	33,329
Depreciation and amortization	21,918	11,111	18,418	9,396
Loss on sale of vessel	1,931	966	—	—
Direct finance lease payments received in excess of revenue recognized	7,462	2,707	6,876	2,495
Amortization of in-process revenue contracts	(4,225)	(2,146)	(6,200)	(3,221)

Cash flow from vessel operations from equity accounted vessels	106,405	48,140	95,144	41,999

(1)	The Partnership’s equity accounted investments for the three months ended March 31, 2014 and 2013 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; and the Partnership’s 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar, acquired in February 2013, which owns and charters-in 14 vessels in the LPG carrier segment, excluding 12 newbuildings, as at March 31, 2014 and 17 vessels, excluding eight newbuildings, as at March 31, 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities and expectations, including the Partnership’s ability to successfully bid for new LNG shipping and floating regasification projects and the effect of any such projects on the Partnership’s results of operations; the expected delivery dates for the Partnership’s newbuilding vessels and, if applicable, commencement of their time charter contracts; the potential for the Partnership, through a new 50/50 joint venture with a China-based LNG shipping company, to provide six icebreaker LNG carriers for the Yamal LNG project, and the actual magnitude of such project, if completed; the average remaining contract length on the Partnership’s LNG fleet; the Partnership’s exposure to spot and short-term LNG shipping rates; and LNG/LPG shipping market fundamentals. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: shipyard construction delays or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; the Partnership’s ability to secure new contracts through bidding on project tenders; failure by Teekay LNG to secure financing for newbuildings; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential inability of the Partnership’s joint venture to negotiate acceptable terms and documentation relating to its proposed participation in the Yamal LNG Project; failure by the Partnership to secure the required contracts for the Yamal LNG project for six icebreaker LNG carriers; potential delays or cancellation of the Yamal LNG project; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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